Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 29, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories enters into a licensing agreement with Slayback Pharma to obtain exclusive rights in the first-to-file ANDA for the private label version of Lumify® in the U.S.”

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh

Company Secretary & Compliance Officer

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

NSE IFSC Ltd.

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	AMIT AGARWAL	USHA IYER
Hyderabad - 500034. Telangana, India.	amita@drreddys.com	ushaiyer@drreddys.com

Dr. Reddy's Laboratories enters into a licensing agreement
with Slayback Pharma to obtain exclusive rights in the first-to-file ANDA for the private label version of Lumify® in the U.S.

Hyderabad, India and Princeton, NJ, USA. July 29, 2022 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced that it has entered into a licensing agreement with Princeton, New Jersey based Slayback Pharma LLC (“Slayback”), to acquire rights in Slayback’s Brimonidine Tartrate Ophthalmic Solution 0.025%, the private label equivalent of Lumify® in U.S. Lumify® is an over-the-counter (OTC) eyedrop that can be used to relieve redness of the eye due to minor eye irritations. The agreement also provides Dr. Reddy’s exclusive rights to the product outside the U.S.

Slayback Pharma is the first company to file an ANDA for the private label equivalent for Lumify® with the USFDA under Paragraph IV certification. The ANDA is currently under USFDA review and covers Brimonidine Tartrate Ophthalmic Solution 0.025% in 2.5 ml and 7.5 ml fill volumes.

“We are pleased to license this important OTC ophthalmic product for the U.S. market,” says Marc Kikuchi, Chief Executive Officer, North America Generics, Dr. Reddy’s. “This product complements Dr. Reddy’s growing OTC product portfolio in the eyecare category that includes the private label versions of Pataday® Once Daily Relief and Pataday® Twice Daily Relief.”

“Slayback is proud to develop this first-to-file ANDA for Lumify®, a significant OTC product in the eye redness reliever category, that continues to highlight the R&D capability of the company,” said Ajay Singh, CEO and Founder of Slayback.

The value of total addressable market for this product in the U.S. is approximately $130 million for the 52 weeks period ending June 12, 2022.*

*IRI Data June 2022

Pataday® Once Daily Relief and Pataday® Twice Daily Relief are trademarks of Alcon

RDY-0722-BD-OTC

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

About Slayback: Slayback Pharma is a Princeton, NJ headquartered, specialty pharmaceutical company focused on the development and commercialization of complex, high-value ANDAs and patent-protected NDAs that address meaningful unmet needs. Slayback has 116 employees, including over 75 in R&D who are located in its office and state-of-the-art R&D laboratory in Hyderabad, India. In Slayback’s short history, the company has built a differentiated, robust pipeline, while achieving consistent success in PIV-related patent litigations and earning nine exclusivities (seven sole first-to-files and two competitive generic therapies).

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the “Risk Factors” and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2022. The company assumes no obligation to update any information contained herein.